SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.
Commission File Number: 000-51194
Benjamin Franklin Bancorp, Inc.

(Exact name of registrant as specified in its charter)
58 Main Street, Franklin, MA 02038-0309, (508) 528-7000

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)
Common Stock, no par value

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:   one*

*	Pursuant to the Second Amended and Restated Agreement and Plan of Merger by and among Independent Bank Corp., Rockland Trust Company, Independent Acquisition Subsidiary, Inc. (“Merger Sub”), Benjamin Franklin Bancorp, Inc. (“Ben Franklin”) and Benjamin Franklin Bank, Merger Sub merged with and into Ben Franklin effective at 5:01 p.m. on April 10, 2009 and Ben Franklin became a wholly owned subsidiary of Independent Bank Corp. Each share of Benjamin Franklin Bancorp, Inc. common stock, no par value, issued and outstanding immediately prior to such merger was converted into the right to receive 0.59 shares of common stock of Independent Bank Corp.
     Pursuant to the requirements of the Securities Exchange Act of 1934, Benjamin Franklin Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 10, 2009	By:	/s/ Edward H. Seksay
Edward H. Seksay, General Counsel